Rhino Resource Partners LP
424 Lewis Hargett Circle, Suite 250
Lexington, Kentucky 40503

September 27, 2010

Via EDGAR and Facsimile (202) 772-9220

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549-7010

Attention:  Mr. H. Roger Schwall

Re:                              Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-166550) of Rhino Resource Partners LP, a Delaware limited partnership (the “Partnership”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, the Partnership hereby requests that the effectiveness of its Registration Statement on Form S-1 (Registration No. 333-166550) be accelerated so that the Registration Statement will become effective on September, 29, 2010 at 2:00 p.m., Washington, D.C. time, or as soon as thereafter practicable.  The Partnership hereby acknowledges that:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Brenda K. Lenahan of Vinson & Elkins L.L.P., counsel to the Partnership, at (212) 237-0133 with any questions regarding this matter.

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Very truly yours,

RHINO RESOURCE PARTNERS LP

By:	Rhino GP LLC,
Its General Partner

By:	/s/ Joseph R. Miller
Joseph R. Miller
Vice President, Secretary and General Counsel

SIGNATURE PAGE

ACCELERATION REQUEST LETTER